YIT Corporation:  Half year Report for January to June 2017

Company:	YIT Corporation

Conference Title:	YIT Corporation: Half Year Report for January to June 2107

Date:	27th July 2017

Hanna Jaakkola:     Good beautiful summer morning for everybody, from YIT’s Headquarters in Käpylä, Helsinki. And welcome to YIT’s Q2 result info.  We have the traditional agenda today. Our President and CEO Kari Kauniskangas will go through the results together with our CFO Esa Neuvonen. Kari will also touch shortly the planned merger with Lemminkäinen in his speech.  The questions can be asked after the presentations and all the material that we go through here can be found online on our web pages under Investors site.  My name is Hanna Jaakkola, I am Head of IR at YIT.  And without further ado Kari please the stage is yours.

Kari Kauniskangas:     Good morning also on my behalf, Hanna already went through the agenda.  During the quarter we take two steps which will have remarkable impact to the growth and future of YIT. YIT and Lemminkäinen is planned to combine and YIT to establish a new Partnership Properties segment at the beginning of next year.  In addition, the positive development of our business continued.  We had very strong consumer sales in housing both in Finland and CEE.  In Russia our operating profit turned positive even the sales, the demand and the sales was still on a week level. In Business Premises and Infra the profitability was back on a satisfactory level.  Based on a brighter outlook for the end of the year, especially in Q4 we raised our guidance in the middle of July.

I’ll shortly repeat the main rationale for the planned merger of YIT and Lemminkäinen.  We strongly believe that we are creating great platform for growth.  The target is to become a leader in urban development in the operating area.  We will have very balanced business portfolio: infra, housing, business premises, and this new Partnership Properties segment.  Also the geography of the company is better than at the moment.  In the merger we will have a lot of synergies, but especially important is that we reach also improvement in our competitiveness, and I strongly believe that there are good opportunities to reach the target.  Also the financial position of combined company will be clearly better than companies at the moment alone, and also the risk portfolio of YIT we reduce.  Overall I believe that for owners and also our employees and clients, this will be a good growth story and an enhanced investment case.  Both companies are still operating as independent stock exchange companies, and the exchange of information between the companies is very limited, due to this competition legislation.

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YIT Corporation:  Half year Report for January to June 2017

During the summer we have worked with merger prospectus, preparing extraordinary general meeting and financial arrangements for the new combined company as well as competition authorities filing process.  Also, we have started the planning of integration process of the companies.  So we are overall proceeding as planned.  There are a few important steps during the next coming months; first is the merger prospectus publication at the end of August.  September 12 is planned day for Extraordinary General Meetings of both companies where the owners decisions will be done.

Then competition authorities process is going there continuously and depending on the time the authorities need, the planned day of the merger is November 1 or January 1 next year.  We have today announced and opened the registration site for YIT’s EGM and I invite all the owners of YIT to be present in this important event.

Then the business figures of last quarter.  Revenue stayed stable in Q2 but if you look at the first half of the year the improvement overall was 13%.  Profitability improved being 5.5% and if you look the first half of the year, the overall improvement in absolute operating profit was 29%.

Backlog of orders has stayed stable on the good level. In Housing Finland and CEE there were two factors impacting the profitability improvement.  First of all positive change in the sales mix, and secondly less actions to improve capital efficiency during the quarter.  In Housing Russia we got good result or improved result. The result is still weak but it improved clearly from last year.  It was supported by improving gross-margins of projects and also unchanged pricelists.  Last year if you remember we declined the prices which had immediate hit to our operating profit.  In Business Premises and Infra, the volume and profitability underlying Tripla project, has improved, but the impact of Tripla was clearly bigger a year ago because we started the revenue and profit recognition in Q2 last year.  We had one adjustment in the operating profit which was EUR 1.1 million, costs related to the merger preparations.

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YIT Corporation:  Half year Report for January to June 2017

Then the outlook of Housing Finland and CEE segment.  In Finland the consumer confidence is on record high level.  The overall market environment is at the moment positive.  This record high consumer confidence is seen as a healthy demand, good demand.  And no signs of overheating in our mind.  In CEE the market outlook and the market environment in Q2 actually was quite good, especially in Slovakia and Czech Republic, but also in Latvia and Lithuania.  In Q2 revenue increased in Housing Finland and CEE 8%.  During the first half of the year the revenue growth was 27%.  Also the backlog of orders is growing.  The profitability was almost 10%, 9.9% and it is as said expected or explained by improving sales mix and small amount of those capital efficiency actions that we had had.

We are coming closer to the lower limit of good performance definition.  Also the return on capital employed continued to improve, the capital efficiency continuously has been improving and the operating profit, rolling operating profit is growing so it’s impacting positively to the figures.  Consumer sales continued to increase; if you look the first half year, we have started almost 1,400 units for consumers in Finland, which is 45% more than a year ago.  This is a good sign of how we believe that the market is behaving and how our sales mix is going to improve during the coming quarters.  The sales to consumers has continued to increase, we have sold almost 1,000 units for consumers during the first half of the year, which indicates around 40% growth compared to last year.  In July the sales has continued on a good level being a bit better than a year ago.  But clearly lower than a normal sales month.  July overall is weaker month for us due to the holiday season.  In CEE the sales has continued to increase more than 15% during the first half.  Start-ups have stayed on a good level around the same level than a year ago.  In July the sales have continued to improve, it was a bit better than year ago.  Indicating that the sales are doing quite well. Overall, the production volumes in this segment are increasing and the number of unsold completed apartments is extremely low level.

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YIT Corporation:  Half year Report for January to June 2017

Then the Russia, first market environment, in June there was a clear devaluation of Russian ruble, which may have an impact also to consumers’ behaviour.  During the quarter, we also saw some positive signs in the macro environment.  First car sales turned to growth, and then one month later also the retail sales turned for positive figures.  First time since the start of the recession at the end of 2014.  But we have not seen the impact in improving demand for apartments so far, we have to remember that during last two or three years, plus two or three years, the consumers have lost a big part or their purchasing power.

Even now this year the salaries are again increasing.  The impact is not yet enough.  The overall price level in cities has stayed stable, positive sign is also that the interest rate of mortgages is coming down, being around 10% at the moment.  Revenue continued to decline in local currency by 8%.  In Euros, there was a growth by 7%.  Backlog of orders declined; half of the decline was explained by change in the exchange rate and the rest is explained by lower number of start-ups.  The operating profit was a bit positive showing around 2% profit.  The main reason for that is that our gross margins in recognised projects has continued to improved since last autumn, step by step. I cannot say that the improvement is a big one, but it has been continuously growing since last autumn. Secondly, we did not have changes in the price list, negative changes in the price list like a year ago which had immediate hit to our operating profit in the comparison period.  Return on capital employed is weak; the target to reduce 6 billion rubles from our investments in Russia by end of next year is still relevant.  It means around 100 million euros during coming six quarters.

Sales has continued on a weak level around 580 units, and as you can see from the graphics there was a clear cut at the beginning of this year that was explained by two reasons.

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YIT Corporation:  Half year Report for January to June 2017

First this subsidy program of Government for mortgages ended, which meant that the interest rate of mortgages increased, and at the same time they expectation for clearly lower interest in the mortgages promised by government.  Secondly the expectations for devaluation of Russian ruble because especially those clients who are potential for our apartments have like a lot of deposit in currencies in their bank accounts.  The number of sold apartments overall has decreased 34% compared to last year during the first six months of this year.  The number of start-ups has stayed around the same level as a year ago.  In July, the sales have the first time been close to the levels that we have had a year ago, being around 200 units in July.

But is this a sustainable trend, it will be seen in August, so interesting times ahead.  We had a huge number of completions, during the quarter and then practically all projects started before the crisis, except this Smolny Prospekt project in St. Petersburg, has been now completed. High number of completions seen also a bit higher number of unsold/completed apartments in our portfolio.  But I think overall the situation is normal.  Very important point from future point of view is, that the number of our clients YIT Service has increased clearly during last six months, and now we are serving almost 40,000 clients already in that unit.

Then business premise and infrastructure, the market outlook especially in Finland, or market environment in Finland especially, has been good. The overall macro environment has been and improving trend and resources are in full use.  Good demand in all areas.  We have mentioned here that the investor demand for business premises in prime growth centres was good and the progress in Kasaraminkatu 21 office project’s sales process has been one good indication on that. Revenue during the first six months has been stable compared to a year ago.  The underlying business behind the Tripla project is on improving trend.

Backlog of orders have stayed stable on a good level.  During the quarter there were several big tenders, unfortunately we were not able to succeed or manage to succeed in those projects; but at the moment we have the information on the profitability levels, margin levels which has been given to employers and the levels have been lower than we usually accept.  The profitability was back close to 5% which is a satisfactory level, from our point of view after weak Q1.  Capital employed is increasing and the growth in the capital employed is mainly explained by investments to Tripla Mall joint venture. Our investment to that joint venture will be done by the end of Q1 next year, and after that JV starts to take those loans and debts agreed a year ago.

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YIT Corporation:  Half year Report for January to June 2017

Return on capital employed is still above 15% which is the strategic target level of YIT.  All the large projects are proceeding according to plan, during the quarter we signed the agreement with Exilion and Sokotel to construct the Hotel in Tripla for the worth of almost EUR 90 million.  The occupancy rate in the Mall of Tripla is increasing and now we are already above 50% level, even there is more than two years for the grand opening of the Mall of Tripla.  A leasing rate of Kasarmikatu 21 project reached 100% and also the sales process has been proceeding quite well and now we estimate that the agreement to sell the project, from the joint venture will be done during the Autumn and the closing of the deal will be done by the end of this year.  Then Esa Neuvonen will continue with the financial position and key ratios.

Esa Neuvonen:     Good morning also from my behalf, it is very nice to be here this morning presenting a good second quarter outcomes.  I will start by commenting our return on investment; it has been improving moderately, quarter by quarter, and now being at the level of 5.6%.  It is good to remember that it is still burdened by the write down which we made on the Russian assets on the third quarter last year if you exclude the effect of the write down, then the return on investment would have been above 8% already.  The invested Capital more or less on the stable level and I repeat our target to reduce capital from Russia, as Kari also mentioned, that that is aimed to be finalised by the end of 2018.

Then the cash flows, our second quarter cash flow decreased from first quarter but still being positive, and we are fairly close to our long-term target to keep the cash flows positive after dividend payout.  Cash flow is burdened by the dividends and dividend payouts and also by the plot investments made in the quarter.   Net debt increased somewhat from the first quarter, still being below our target of EUR 600 million, looking at the maturity profile, very good, going forward we have a bit more than EUR 40 million euros of maturing loans during this year and the maturity of that already financed or agreed.  So this year is in a very good shape also looking forward to 2018, we have a very low number of maturing loans, a bit more than 10 million euros.  So very good picture from that point of view.

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YIT Corporation:  Half year Report for January to June 2017

Then to our plot reserves, this is the information which we started giving out last quarter, the general distribution looking very similar, changes there are related to start-ups in Finland and CEE and in Russia they are related to Ruble depreciation.  If you then look at the building rights, this is creating a very good basis for future growth, 5.4 million m2 in total. Slight increase compared to first quarter.  In the, when looking at the Finnish distribution, it is very optimal, not burdening our balance sheet,  65% either through rental agreements or pre-agreements, so this is the structure what we are looking for, going forward.  Key ratios – movements to both directions, the gearing weakened. The reason behind is weakening ruble and also the dividend pay-out.  Equity ratio in a fairly stable development. Net debt/EBITDA in IFRS improving as we have communicated, we are following the POC ratios going forward.

Then to summarise: all in all a very good solid of quarter, all segments improving compared to the first quarter.  Financial expenses improving nicely compared to last year and as we have communicated before we estimate the financial expenses for the whole year to be lower, on the lower level and the previous communication was that they would be 15% lower than last year. Now with a revised view we see the picture being 25% lower than last year, so clear increase, clear improvement on the financial expenses.  This concludes my part and then I’ll hand back to Kari to continue on the presentation.

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YIT Corporation:  Half year Report for January to June 2017

Kari Kauniskangas:     Outlook and guidance, actually we have not changed the outlook in Finland at all compared to Q1.  The situation is good, demand in all business areas is on a good level and resources are in full use.  Market is still growing but the speed is lower than a year ago.  In Russia as mentioned already earlier, there was some positive signs in the macro environment like car sales and retail sales turning into a positive growth first time since 2014. Also the decline in interest rate and devaluation of ruble are in our understanding positive at least in the long run from the consumers point of view when we are considering how the demand in residential market is going to develop.  In CEE the demand has stayed on a good level. The construction markets overall are in full speed meaning that construction cost inflation is a bit increasing.  We further define the guidance to the more accurate view to housing demand and sales in Finland and CEE  as well as progress in the sales process of Kasarminkatu 21 office project in Helsinki.  Outlook in Russia has stayed stable and on a low, expecting low-level development or profit.  Based on the current outlook we have raised our revenue growth expectation being now that the revenue is estimated to grow by 5 to 12% compared to last year.  Now so that the adjusted operating profit is estimated to be in the range of 105 to 115 million.  In Q1 in housing there is a normal seasonality to do with the weaker sales in July.  And then in Q3 we expect to be better adjusted EBIT than a year ago.

High improvement is expected to happen in Q4 when also the closing of Kasarmikatu 21 is expected to happen.  And overall this guidance is based on the expectation that the closing of this Kasarmikatu 21 project is going to happen by the end of this year.

I welcome all owners to our extraordinary general meeting September 12, registration has been today opened.  And also we will organize Capital Markets Day at the end of September, you all are welcome to that event as well.  This is our presentation today and now if there are any questions, please. And let us start from here Käpylä, those who are present here.

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YIT Corporation:  Half year Report for January to June 2017

Jussi Koskinen:     This profitability in Russia has been low for a long time, so how is competitive situation over there?  How competitors are doing and are the dynamics going to increase the profitability at some day.

Kari Kauniskangas:     Well first of all it looks like the decline in sales has been practically in all companies.  The decline is a bit different depending on the supply portfolio, which each company has had, but that looks like being around the same.  To be honest I am not following accurately how the results of local competitors have developed because their practices may differ a bit in accounting.  We have quite a limited number of foreign competitors in that market.

Jussi Koskinen:     Then how about this tied capital in Russia, if you are not investing in plots any more so much, and if you are using them all the time, it looks like capital tied is flat.  I would imagine that it will decrease quarter by quarter?

Kari Kauniskangas:     There are two channels how we are planning to release capital from Russia.  First of all housing sales, and sales levels that we have had at the beginning of this year is not good enough, so it has to be better or at the same time the number of start-ups will be lower, so that we ensure that capital will be released from Russia from that area.  Secondly, we are planning to sell part of plots in some areas where we have plots for production for more than five years.  Those should be enough.  Then if you look at the plot portfolio in Russia, as in Esa’s presentation we had some figures on the amount of plots that we have in Russia.  We have plot portfolio, which is long enough for current level for production even a bit higher number of start-ups per year.  We have had some plot acquisitions during the last two, three, years.  To ensure that in all units we have plot portfolio for this critical number of start-ups during coming two years.  But as you said we have taken into use more plots than what we have acquired, so the amount of plots in our portfolio in Russia is declining.

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YIT Corporation:  Half year Report for January to June 2017

Petri Aho, Inderes:     Thank you.  About the apartment sales in Finland and CEE is there an average square meter per apartment now increasing from the previous periods?

Kari Kauniskangas:     I think the bottom has been reached and we are again in an increasing trend, but the increase is not remarkable, so we are talking on very small increase still.  But it is true that the demand for bigger apartments has increased.  There are still very good demand for those smaller, and especially affordable apartments, but now when the consumer confidence has improved, also the demand for three rooms and bigger apartments has started to improve.

Petri Aho:     How about affordable apartments segments, you had a lot of start-ups in that segment last year; how is it now, and going forward.  What is the sort of share of portfolio that you are planning to have in this segment?

Kari Kauniskangas:     Last year we had around 420 units, Smartti units, as we say.  The target is that this year the amount of Smartti units is close to 500 so we are around on the same level than a year ago.

Petri Aho:     Do you still have a plot inventory that can satisfy the high demand for this segment?

Kari Kauniskangas:     Yes.

Petri Aho:     How about the CEE then, the increase in sales was quite small during the Q2, was there anything special in that, or are you expecting it to pick up.

Kari Kauniskangas:     Actually, if you look at the housing sales and the revenue from housing in CEE countries, it is increasing.  But at the same time we are moving resources from the tender based business to housing business, and the business premises revenue is at the same time declining.  So it may look that in CEE the revenue is only slightly increasing, but the mix change is quite clear and the impact of CEE housing to the result of Housing Finland and CEE was already clear in last quarter.

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YIT Corporation:  Half year Report for January to June 2017

Petri Aho:     Can you comment on the profitability on that side.  Is it better that we, is it higher than the segment’s average in CEE?

Kari Kauniskangas:     Yes.

Petri Aho:     Thank you.

 Kari Kauniskangas:     If there are no more questions from Käpylä then we are waiting for questions from online.

Operator:     Okay thank you, if you would like to ask questions on the telephone please signal by pressing Star 1, we will take our first question today from Ari Järvinen from Danske Bank, please go ahead.

Ari Järvinen, Danske Bank:     Hi it is Ari from Danske. I was also interested a little bit more about what’s the share of the Smartti homes in the Finnish, as Q2 housing starts were pretty high. So could you give some indication of how many have been done in Q2?

Kari Kauniskangas:     Actually, I keep the same answer than the previous answer that the target is to start around 500 units’ Smartti units during this year.  Then part of that has already been started and there will be still start-ups for that category during the year.

Ari Järvinen:          Okay then the same basically, how much roughly on the starts in Finland were made in the capital region, and Helsinki region plus the rest of the Country?

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YIT Corporation:  Half year Report for January to June 2017

Kari Kauniskangas:     As norma, our colleagues from the smaller cities of Finland are usually more active at the beginning of the year and starts in the Helsinki region are more happening in Q2, Q3, and Q4. I don’t have exact figures but a bit more number of those start-ups have been done outside Helsinki region than in Helsinki region..

Ari Järvinen:          And then is there a difference in profitability for you to operate in the Helsinki region versus the rest of the Country?  I mean on a broad basis.

Kari Kauniskangas:     If you look gross margin targets for projects, the target level is the same all around Finland, on average the sales price per apartment in Helsinki region is a bit higher than in other cities in Finland.

Ari Järvinen:          Okay and then finally from me, could you just talk a little bit about this auction sales process in the land plots in St Petersburg and can you remind us again what is the size and scale of these land plots that you are selling there?

Kari Kauniskangas:     Yes it is question on Novo-Orlovsky plot. We have there still around 350 000 m2 for building rights.  If you continue to construct those alone it will be around 15 years project to complete the area.  Secondly, the investments to infra in that area still are around EUR 100 million including construction of two schools and two kinder-gardens and some infrastructure investments.  The plan is to sell two thirds of those building rights to the new owners.  After the sale, we will still have building rights for five years production in that area, and to market the plot we started to prepare the auction process in Russia, which is very transparent way to tell that we are planning to sell part of the plot.  We got eight companies to give their interest but none of them were willing to buy the whole area, which is actually quite understandable because the investment would be quite big.

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Then we decided not to go to the auction but to stop the process and continue negotiations with those companies in a different base.  Those negotiations are ongoing.  When we are selling the smaller pieces or maybe the whole area, let see what is the final solution.  But it is extremely important that at the same time we solve the financing of those social infra, and other infra investments.  So the negotiations will take some time, but for sure we will inform the market when we have something to tell.

Ari Järvinen:          Okay that is all from me, thank you.

Operator:     Thank you.  Our next question today comes from Anssi Kiviniemi from SEB, please go ahead.

Anssi Kiviniemi:          Right thank you, it is Anssi from SEB, a couple of questions, if we kick off with Housing Finland and CEE and its margin was 9.9% which is a significant step up when you compare that to the previous quarters.  Do you see these levels sustainable, or were there some kind of one off type of items that supported especially Q2 margins, thank you.

Kari Kauniskangas:     There are no one timers but we have to remember that the structure of the revenue was quite favourable.  Meaning that we did not have capital efficiency actions, or a minor amount of those in the quarter.  And sales structure in the recognised revenue was favourable from our point of view.  In the long run we are targeting to be above the 10% level but I can’t promise that the Q1 was the weakest quarter, so there may be some volatility still.  The trend is improving if you look at the profitability from last few quarters.  Just an example in Q3 it is good to remember that in July the sales is lower than in normal sales months, so we have normal seasonality in Q3 for instance.

Anssi Kiviniemi:          Right thanks, then on Russia and the sold units, the progress you highlighted, what are your expectations on sold units going into the second half of the year, and you also highlighted that you need to sell more in order to release some of the capital.  So are you willing to compromise on the pricing of sold units, or what is your view on that?

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Kari Kauniskangas:     At the moment we cannot say that the demand is better than it has been at the beginning of the year.  For sure we will sell a number of apartments needed by end of next year to release this capital.  The other tool that we have to ensure the cash flow is that we of course adjust the number of start-ups to the sales, so the start-ups will be lower if the sales is on a lower level than what we have expected.  But at the moment the comment concerning the sales is that July we have seen a bit better sales than in previous months, if you compare the long term statistics, what should be the sales in July overall have been.  To ensure that better sales are sustainable, we have to wait also some normal months.  As I said earlier in macro environments some positive things have happened, but we have not seen the improvement in demand yet.

Anssi Kiviniemi:          Right thanks, then following on Russia.  Housing Russia margin you highlighted project margin improvement, you highlighted effects of cost cuts, restructuring the business, but in Q2 you had a really high completion, so is it fair to say that Q2 to some extent was extraordinary strong and we should not expect similar margin or cross-margin development in Q3 and Q4.  Is this a fair assumption?

Kari Kauniskangas:     What we have said to Russia is that we are expecting that the result of Russia in adjusting operating profit level will be positive, but on a low level.  I think that is relevant comment still.  Af Q1 we had a negative result, now in Q2 it was positive.  To reach the target that we have publicly said we should have positive results in second half of the year.

Anssi Kiviniemi:     Thank you, that is pretty clear.  Then you highlighted in Business Premises and Infra, I just have two comments.  First of all, there is an improving margin trend in your underlying business excluding Tripla.  Then you also highlighted that you have potentially lost, or you have lost a  couple of big bidding processes, as the margin for those projects were too low for you, so my question is that are you seeing a continuous improvement in the underlying margin, for the group or is the market currently somehow changed that the current margin level that you are generating is as a matter of fact pretty high  And the future business that you are getting will be lower margins, so what is your view on that?

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Kari Kauniskangas:     The target is that our profitability in that segment continues to improve, so in long run on average we should have better business than what we have had during the last few years.  4.7% profitability is satisfactory; it is not yet good level, so we should be able to improve the profitability of that segment still.

Anssi Kiviniemi:          Okay thanks, then follow-up given that comment, do you expect the kind of growth outlook to be less, or growth opportunities that there will be smaller amount of growth opportunities in the market, given that you have high margin requirements in the bidding processes?

Kari Kauniskangas:     The market is doing quite well and there are a lot of opportunities still ahead.  In market there are limited amount of good teams for those big projects, so I think our time will come in some day.

Anssi Kiviniemi:          Okay great thank you very much.

Operator:     Thank you there are no further questions over the telephone.

Kari Kauniskangas:     Okay, if no more questions then I thank you and wish you all a pleasant summer and autumn.  Thank you.

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YIT Corporation:  Half year Report for January to June 2017

Disclaimer

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger of YIT and Lemminkäinen have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this document may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

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